

June 24, 2010

Anthony J. Pearl
General Counsel
The Cosmopolitan of Las Vegas
4285 Polaris Avenue
Las Vegas, NV 89103

  **Re: Nevada Property 1, LLC
    Amendment No. 1 to Registration Statement on Form 10
    Filed May 25, 2010
    File No. 000-53938**

Dear Mr. Pearl:

  We have reviewed Amendment No. 1 to your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Business

The Company, page 1

1. We note your response to comment 6 of our letter dated May 12, 2010. In response to our comment, you provided disclosure regarding your subsidiaries. Please expand your disclosure to discuss the intended business of your subsidiaries. Please refer to Item 101(c) of Regulation S-K.

Marketing, page 7

2.   We note your response to comment 4 of our letter dated May 12, 2010. Please revise the disclosure to clarify whether you own the registered trademark for the name Cosmopolitan. If not, explain who owns the trademark and whether you hold a license to use the mark in connection with your business.

Item 1A. Risk Factors, page 16

3.   We note your response to comment 8 of our letter. In response to our comment, we note that you removed the risk factor regarding uninsured and underinsured losses. It appears that this risk may be material to your business and significant within your industry compared with other industries. Please revise to restore this risk factor.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Mark Rakip at (202)551-3573 or Bob Telewicz at (202)551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3785 with any other questions.

                                        Sincerely,

                                        Karen J. Garnett
                                        Assistant Director

cc: David Goldschmidt (*via facsimile*)